Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

New Focus Third Quarter Conference Call Transcript-October 28, 2003

CORPORATE PARTICIPANTS

Nicola Pignati

New Focus—Chairman, President & CEO

William Potts

New Focus—Sr Vice President, CFO & Secretary

Timothy Day

New Focus – Sr Vice President, CTO and Co-Founder

CONFERENCE CALL PARTICIPANTS

Sinel Gartupati

Thomas Weisel Partners—Analyst

PRESENTATION

Operator

Welcome to the New Focus, Inc. third-quarter 2003 earnings results conference call. (OPERATOR INSTRUCTIONS). Now I would like to turn the call over to your conference host Nic Pignati, Chairman, President and CEO.

Nicola Pignati—New Focus—Chairman, President & CEO

Good afternoon everyone. This is Nic Pignati, and I am the Chairman, President and CEO of New Focus. I would like to welcome you to the New Focus third-quarter 2003 conference call. Today at approximately 4:15 East Coast time, we issued a press release on our third-quarter 2003 financial results.

With me on the conference call today are Bill Potts, our CFO, and Tim Day, our CTO and co-founder, who is calling from another location. Before we begin, I want to remind you that our discussions today will contain forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and actual results may vary materially from any future performance suggested. For a description of the risks and uncertainties that may affect the Company’s future performance, we refer you to today’s press release and in the Company’s various SEC filings.

First, I would like to begin with a brief recap of our third-quarter results. Net revenue for third quarter of 2003 was $7.7 million, up from $6.3 million in the second quarter of 2003. The Company’s guidance for third quarter net revenue was between $7.5 and $8.0 million. Third-quarter net revenues included $1.4 million in royalty income, which represented the first of three guaranteed minimum royalty payments related to the sale of the Company’s passive optical component product line to Finisar, which occurred in the second quarter of 2002. There are two additional royalty payments of $2 million each, which are due from Finisar in the third quarter of 2004 and the third quarter of 2005.

The non-GAAP net loss in the third quarter of 2003 was $2.3 million or 4 cents per share based on 63.6 million basic shares outstanding. This result was better than the Company’s guidance, which estimated a non-GAAP net loss of $2.5 to $3.5 million, range or 4 to 6 cents per share range for the third quarter. This actual third quarter non-GAAP net loss was also better than the non-GAAP net loss in the second quarter of 2003, which was $4.4 million or 7 cents per share based on 63.3 million basic shares outstanding at that time.

As I noted, our net revenues for the third quarter were within the Company’s guidance, while our non-GAAP net loss for the quarter was slightly better than Company guidance. Our non-GAAP operating cash outflow for the third quarter was also better than Company’s guidance, and I will have more comments on our cash flow in a moment.

Now some general comments about our performance in the third quarter. I would say that we are pleased with our financial performance in the third quarter. Our product gross margin percentage rose sequentially to 21.4 percent in the third quarter from 17.1 percent in the second quarter. This improvement was primarily due to favorable mix shifts among the Company’s three product lines. The calculation of the product gross margin percentage excludes the favorable effect of the $1.4 million of royalty income received in the third quarter that was excluded from both net revenue and gross margin analysis. Of note, the supply chain disruption that adversely affected our gross margin percentages in the second and third quarters has now been eliminated.

Our expense structure, defined as non-GAAP operating expenses, plus manufacturing spending, declined $0.5 million on a sequential basis, even though we incurred several non-recurring charges in the third quarter. The reduction in force that we implemented in mid third quarter accounted for the spending reduction.

The Company’s expense structure declined to $8.2 million in the third quarter of 2003 from $8.7 million in the second quarter of 2003. Manufacturing spending declined to 2.2 million from 2.3 million in the previous quarter, and the non-GAAP operating expenses decreased to 6.0 million in the third quarter from 6.4 million in the second quarter of 2003. The improvements in our product gross margin percentage and the reduction in the non-GAAP operating expenses contributed to our reduced non-GAAP net loss in the third quarter.

From a cash flow standpoint, our non-GAAP operating cash outflow for the third quarter was $2.7 million, down from $4.2 million in the second quarter of this year. This result was better than our guidance, which estimated a non-GAAP operating cash outflow of $3 to $4 million for the third quarter. The overall decrease in our cash and short-term investment for the third quarter was $2.2 million, as proceeds from both stock-option exercises and employee stock purchases more than offset outflows related to restructuring activities during the quarter. At the end of the third quarter, our cash and short-term investments totaled $250 million.

Now turning to our business outlook for the fourth quarter of 2003. We are beginning to see an improved order flow from our product lines and also beginning to sense a difference in the general business climate. Based on these trends, we estimate our fourth quarter net revenues, which will be composed of product revenues only, will be in the range of $6.5 to $7 million, in contrast to product revenues for the third quarter of 2003 of $6.3 million. We expect that our gross margin percentage related to product revenue in the fourth quarter will exceed the 21.4 percent of the third quarter and will move into the mid-20 percent range. Supporting this projected margin increase is the fact that we will have on line during the fourth quarter three new low-cost suppliers in Southeast Asia that will eliminate the unfavorable material costs effects that we experienced during the second and third quarters of 2003. The overall gross margin percentage for the fourth quarter — again, the overall margin — however will be lower than the overall 35.5 percent gross margin percentage reported for the third quarter, which at that point included a positive margin effect from the $1.4 million royalty income received in the third quarter.

During the fourth quarter, we expect to receive an estimated cash payment of $5 million from the expiration of the escrow associated with the May 2002 sale of the Company’s network tunable laser technology to Intel. Assuming receipt of these escrow funds and based on estimates of operating and restructuring cash outflows, we expect that our cash and short-term investment balance at the end of the fourth quarter will be approximately $250 million. That is unchanged from the balance at the end of the third quarter.

In the fourth quarter, we will also likely disburse funds for various professional services incurred in regard to the proposed merger between New Focus and Bookham Technology. The cash outflows related to the proposed merger have not been included in the estimated year-end cash and short-term investment balance. Achievement of the estimated year-end cash and short-term investment balance remains highly dependent on the realization of planned expenses, the attainment of planned revenue and the actual timing of cash inflows and outflows, and the receipts of the escrow funds mentioned earlier.

Now before I turn the call over to Bill for some additional comments on our financials, I would like to give a brief update on the Bookham/New Focus merger. As you are aware, Bookham Technology and New Focus announced five weeks ago, specifically on September 21st, the proposed acquisition of New Focus by Bookham. The proposed transaction involves two steps. The first step which will occur just prior to the closing of the merger is a cash distribution by New Focus of a fixed $2.19 per share for each New Focus shares outstanding. At the closing of the merger and after the cash distribution, Bookham will then exchange 1.2015 Bookham shares for each New Focus share outstanding. I would like to emphasize that this transaction is strongly endorsed by both the management team and the Board of Directors of New Focus.

We are now in the process of obtaining regulatory approval of the transaction by the appropriate authorities both in the U.S. and the UK. Last week the joint registration statement also referred to as proxy for the transaction was put on file with the SEC here in the U.S. This is on a F4 filing by Bookham as a foreign registrant. Also, last week Bookham and New Focus made the HSR, that is the Hart-Scott- Rodino filing that forms the basis for the antitrust review here in the U.S. Bookham is currently actually in the process of making a filing known as Listing Particulars with the UK regulatory authorities to register Bookham’s ordinary shares, which will be issued in the Bookham/New Focus transaction. We now await comments by the regulatory agencies, and until we get an understanding of the extent of the regulatory reviews, we cannot estimate the timing of the establishment of a record date nor the mailing of the proxy materials to stockholders or the date of the special stockholder meeting to approve the transaction.

I can say with confidence that the management teams at New Focus and Bookham, in close cooperation with our respective legal financial advisers, are working hard to put this transaction in front of our stockholders for a vote as soon as possible. At the earliest, the special stockholder meeting for both companies will occur in December, but it is more likely that these meetings will occur probably in January, perhaps mid-January.

At this point, I would like to turn the call over to Bill who will give more information on the financials.

William Potts—New Focus—Sr. Vice President, CFO & Secretary

As Nic mentioned earlier in the call, the non- GAAP net loss in the third quarter of 2003 was $2.3 million. That is down from $4.4 million in the second quarter of 2003. On a per-share basis, the non-GAAP net loss declined to 4 cents in the third quarter from 7 cents in the second quarter.

On a GAAP basis, the net loss for the third quarter of 2003 was $ 4.4 million or 7 cents a share. That is down from the GAAP net loss of $7.2 million or 11 cents per share in the second quarter of 2003. The third quarter 2003 net loss included $1.8 million for restructuring and impairment charges and a net of $100,000 for the amortization of acquired intangibles in deferred stock compensation. In comparison, the second quarter 2003 net loss included $2.1 million for restructuring and impairment charges and a net of $700,000 for the amortization of acquired intangibles in deferred stock compensation. The third-quarter restructuring impairment charges of $1.8 million included the following — a restructuring charge of $1.1 million for severance-related payments related to the Company’s reduction in force that was implemented in August 2003; a restructuring charge of $100,000 related to facility closure costs, and an impairment charge of $600,000 against certain fixed assets.

The Company’s cash and short-term investments stood at $249.7 million at the end of the third quarter, down $2.2 million from $251.9 million at the end of the second quarter. This decline was composed primarily of a non-GAAP operating cash outflow of $2.7 million, a cash outflow of $2.3 million related to restructuring activities, and a cash inflow of $2.9 million primarily related to stock option exercises and stock purchases under the Company’s Employee Stock Purchase plan. The $2.3 million restructuring outflow included $1.6 million for lease payments on vacant facilities and $700,000 for severance-related payments.

Some other financial details on the third quarter are as follows — first, expense structure. As Nic mentioned earlier in the call, the Company’s expense structure declined to 8.2 million in the third quarter from $8.7 million in the second quarter. Manufacturing spending declined to $2.2 million from $2.3 million between the second and third quarters of 2003. The non-GAAP operating expenses decreased to $6 million in the third quarter from $6.4 million in the second quarter of 2003.

Operating expenses for the third quarter of 2003 included $600,000 for various charges of a non-recurring nature, including accruals for various tax audits and professional services related to potential business combination transactions other than the transaction between New Focus and Bookham Technology. The second quarter of 2003 included $200,000 of comparable charges. The second and third quarter charges — the $600,000 and the $200,000 — were reflected in general and administrative expense.

To illustrate our progress in reducing our rate of spending, in the third quarter of 2002 our expense structure totaled $16.5 million. That is more than double our third quarter ‘03 rate of spending even if you include the $600,000 of non-recurring charges in the third quarter. In contrast, product revenues in the third quarter of 2002 at $6.7 million were not appreciably different from the product revenues of $6.3 million in the third quarter of this year.

In terms of Days Sales Outstanding in Accounts Receivable, the DSO in the third quarter remains low at 36 days, but that is up from an extremely low 34 days in the second quarter. In terms of customer and geographical mix, no customer accounted for more than 10 percent of revenues. Our top five customers accounted for 20.6 percent of revenues. That is down from 22.5 percent in the second quarter. Our top 10 customers accounted for 30.4 percent of revenues. That is down from 32.4 in the second quarter.

Domestic sales were 77.3 percent of third quarter revenues, down from 81.6 percent in the second quarter. Conversely international sales, Europe and Asia were 22.7 percent of third-quarter revenues, up from 18.4 percent in the second quarter.

In terms of product mix, our revenues were as follows — photonics tools in the third quarter were $3.7 million, up from $3.2 million in the second quarter. Tunable lasers were 1 million, down from $1.2 million in the second quarter. RF amplifiers were 1.6 million in the third quarter, down from $1.9 million in the second quarter. Both quarters were identical in total product revenue at $6.3 million. Of course, in Q3 we had an additional $1.4 million on top of the $6.3 million in product revenues for a total of $7.7 million in revenue in Q3 versus the $6.3 in the second quarter of ‘03.

Our inventory levels remained flat between the second and third quarters of 2003. In aggregate, we had $3.3 million in both quarters. Comparing the details, raw material in Q3 was $1.6, down from $1.7 in Q2 WIP in Q3 was $600,000, up from $400,000 in Q2. Finished goods was $1.1 million, down from $1.2 million.

In terms of our tangible net worth and cash value per share, in the third quarter, our tangible net worth was $256.3 million, down slightly from $258 million in the prior quarter. Our cash balance was $247.9 as I mentioned earlier, down from $251.9. Total shares outstanding were 64.6 million versus 63.7, so if you do the per share calculations, tangible net worth is $3.97 versus $4.05. Cash of $3.87 versus $3.95.

And finally in terms of headcount, we closed the third quarter with a total headcount of 197 people. It breaks down as follows. Manufacturing has 106. That is down from 128 in Q2. R&D has 42. That is down from 57 in the second quarter. Selling and marketing has 28, down from 30 in the second quarter. G&A has 21, down from 29. In total for the operating expenses — R&D, selling and marketing, and G&A — that is a total of 91 versus 116 in the second quarter.

With that, we would now like to open the call to your questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Ajit Pai, Thomas Weisel Partners.

Sinel Gartupati—Thomas Weisel Partners—Analyst

This is Sinel Gartupati for Ajit Pai. I have a couple of questions. My first one is regarding the Finisar royalties. You said the last payment of about $2 million would come in 2005. I was wondering if that is the end of the royalty payments, or would you get any more payments after that?

William Potts—New Focus—Sr. Vice President, CFO & Secretary

What Nic had outlined before is the stream of guaranteed minimum royalty payments that we are to receive. There is a royalty payment that is based as a percentage of revenue. So, again, we would receive — we have received the 1.4 million this quarter. Then 2 million each in the third quarter of 2004 and then 2005.

The royalty has a minimum. On top of that, if there are product sales by Finisar in excess of the minimum, we would receive that. And I believe the royalty commitment extends I think three years beyond 2005.

Sinel Gartupati—Thomas Weisel Partners—Analyst

One more question regarding your statement in the press release that you are seeing improved order flow. I was wondering which geographies are you seeing this improved order flow from?

Nicola Pignati—New Focus—Chairman, President & CEO

More than geography. It is really more out of some of our Semicon designs wins in the past. We are seeing that in the semiconductor capital equipment some designs wins are now turning into production revenue. And also, we are getting some additional pull for Next Generation capital equipment for some of our optical components.

Sinel Gartupati—Thomas Weisel Partners—Analyst

Okay. And lastly, I was wondering if you have any thoughts regarding any risks, regulatory or otherwise regarding the acquisition by Bookham?

William Potts—New Focus—Sr. Vice President, CFO, & Secretary

You said what in regards to regulatory?

Sinel Gartupati—Thomas Weisel Partners—Analyst

If you see any risks in the acquisition?

William Potts—New Focus—Sr. Vice President, CFO & Secretary

Any reductions in force?

Nicola Pignati—New Focus—Chairman, President & CEO

Your question is any regulatory risks associated with this particular deal? (multiple speakers)

Sinel Gartupati—Thomas Weisel Partners—Analyst

The line is not very clear.

William Potts—New Focus—Sr. Vice President, CFO & Secretary

As Nic mentioned, we have made several filings here. Clearly the SEC will have to review the joint proxy that we filed, joint registration and proxy statement. You know we don’t view that as an issue other than just a timing issue on closing the deal. The Hart-Scott-Rodino filing in regard to antitrust, we don’t believe that it is an issue in the deal at all. And then there is a filing that Bookham has made to list their shares in London, which should be just a normal course of business. So we don’t see any major roadblocks in completing the merger other than timing in terms of review process, in particular with the SEC here.

Sinel Gartupati—Thomas Weisel Partners—Analyst

Thank you very much.

Operator

(OPERATOR INSTRUCTIONS). There are no other questions in queue. I will turn the call back over to Bill Potts and Nic Pignati for closing statements.

Nicola Pignati—New Focus—Chairman, President & CEO

Well, we appreciate the participation today, and we are looking forward to going through this process of the regulatory reviews, and perhaps we will talk again in the near future on how this process is going.

Additional Information And Where To Find It

On October 22, 2003, Bookham Technology, Inc. filed a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus and this Registration Statement on Form F-4 contains a joint proxy statement/prospectus that Bookham Technology and New Focus, Inc. filed in connection with the merger transaction. Investors and security holders are urged to read this filing because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919 5384.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003 and October 22, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919 5384.